UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated March 1, 2011: Paragon Shipping Inc. Reports Fourth Quarter and Year Ended December 31, 2010 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: March 1, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND YEAR ENDED

DECEMBER 31, 2010 RESULTS

ATHENS, Greece, March 1, 2011 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes and containers, announced today its results for the fourth quarter and year ended December 31, 2010.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce yet another set of profitable quarterly and annual results. Our 4th consecutive profitable year of operations underlines our commitment to management strategies that provide consistency in corporate stability and growth. Despite the weakening chartering market and the depressed worldwide economic environment that we have had to face and are still facing, our Company maintains its strong position. Our Company’s Board of Directors decided to declare a quarterly dividend of $0.05 per share, payable on or about March 24, 2011 to shareholders of record as of the close of business on March 14, 2011. Including our latest declaration, Paragon will have distributed $0.20 per share in dividends since the beginning of 2010, which, based on our current stock price, represents an annual dividend yield of 6.5%.”

Mr. Bodouroglou concluded, “Paragon steps with the right foot into 2011, a year that has already been titled by various sources as one of the most challenging ones in recent shipping history. In 2010, we set the basis for a stable financial position. As a result of our chartering strategy, we have managed to provide our shareholders with visible cash flows. Due to our fleet renewal policy we improved the average age of our fleet from 8.4 years at the end of 2009, to 6.6 years as of today. Taking advantage of favorable conditions in the asset market, we entered into 7 newbuilding agreements at competitive prices and have secured favorable financing for these vessels. Furthermore, we diversified our operations into the containership sector with our two accretive acquisitions, the Box Voyager and the Box Trader. Paragon remains committed to excellence and sustainable growth.”

Fourth Quarter 2010 Financial Results:

Time charter revenue for the fourth quarter of 2010 was $28.7 million, compared to $37.1 million for the fourth quarter of 2009. The Company reported net income of $2.3 million, or $0.04 per basic and diluted share for the fourth quarter of 2010, calculated on 50,796,008 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the fourth quarter of 2009, the Company reported net income of $12.7 million, or $0.26 per basic and diluted share, calculated on 47,547,627 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the fourth quarter of 2010 was $4.1 million, or $0.08 per basic and diluted share. This compares to adjusted net income of $8.6 million, or $0.17 per basic and diluted share for the fourth quarter of 2009. Please refer to the table at the back of this release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $13.9 million for the fourth quarter of 2010, compared to $22.4 million for the fourth quarter of 2009. This was calculated by adding to net income of $2.3 million for the fourth quarter of 2010, net interest expense and depreciation that in the aggregate amounted to $11.6 million for the fourth quarter of 2010. Adjusted EBITDA, excluding all non-cash items described below, was $15.0 million for the fourth quarter of 2010, compared to $17.6 million for the fourth quarter of 2009. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated an average of 13.1 vessels during the fourth quarter of 2010, earning an average time charter equivalent rate, or TCE rate, of $23,053 per day, compared to an average of 12.0 vessels during the fourth quarter of 2009, earning an average TCE rate of $32,350 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the fourth quarter of 2010 were $10.8 million, or approximately $8,921 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $3.4 million of share-based compensation for the period. For the fourth quarter of 2009, total adjusted operating expenses were $10.7 million, or approximately $9,697 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $2.4 million of share-based compensation.

Fourth Quarter 2010 Non-cash Items

The Company’s results for the three months ended December 31, 2010 included the following non-cash items:

▪

Depreciation expense of $0.7 million, or $0.01 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increases depreciation expense (amortized over the remaining useful life of the vessel).

▪

Gain on sale of MV Clean Seas of $0.2 million, or $0.01 per basic and diluted share.

▪

An unrealized gain from interest rate swaps of $2.1 million, or $0.04 per basic and diluted share.

▪

Non-cash expenses of $3.4 million, or $0.07 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees and related to share based compensation to the management company.

In the aggregate, these non-cash items decreased net income by $1.8 million, which represents a $0.04 decrease in earnings per basic and diluted share, for the three months ended December 31, 2010.

Dividend Declared

The Company’s Board of Directors declared a quarterly dividend of $0.05 per share with respect to the fourth quarter of 2010, payable on or about March 24, 2011 to shareholders of record as of the close of business on March 14, 2011.

Time Charter Coverage Update

Pursuant to its time chartering strategy, Paragon Shipping Inc. mainly employs vessels under fixed rate time charters for periods ranging from one to five years. Assuming all charter options are exercised but excluding the newbuilding vessels which are under construction, the Company has secured under such contracts 98%, 55% and 25% of its fleet capacity in 2011, 2012 and 2013, respectively (which includes 8%, 8% and 7% in 2011, 2012 and 2013, respectively, relating to our charter contract with Korea Line Corporation).

Cash Flows

For the year ended December 31, 2010, the Company generated net cash from operating activities of $60.6 million, compared to $80.4 million for the year ended December 31, 2009. For the year ended December 31, 2010, net cash used in investing activities was $142.2 million and net cash used in financing activities was $17.6 million. For the year ended December 31, 2009, net cash used in investing activities was $41.0 million and net cash from financing activities was $25.6 million.

Financing Update

On February 25, 2011, we entered into commitment for a new $135.0 million senior secured amortizing credit facility with a syndicate of major European banks to fully-finance our current outstanding newbuilding program commitments. Under the terms of the commitment, amounts borrowed under the new facility will bear interest at LIBOR, plus a margin of 2.75%. The six-year facility is still subject to the execution of definitive documentation.

Year ended December 31, 2010 Financial Results:

Time charter revenue for the year ended December 31, 2010, was $118.4 million, compared to $161.1 million for the year ended December 31, 2009. The Company reported net income of $22.9 million, or $0.44 per basic and diluted share for the year ended December 31, 2010, calculated on 49,812,716 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the year ended December 31, 2009, the Company reported net income of $65.7 million, or $1.69 per basic and diluted share, calculated on 38,026,523 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the year ended December 31, 2010, was $27.7 million, or $0.54 per basic and diluted share. This compares to adjusted net income of $55.0 million, or $1.42 per basic and diluted share for the year ended December 31, 2009. Please refer to the table at the back of this release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $66.5 million for the year ended December 31, 2010, compared to $109.8 million for the year ended December 31, 2009. This was calculated by adding to net income of $22.9 million for the year ended December 31, 2010, net interest expense and depreciation that in the aggregate amounted to $43.6 million for the year ended December 31, 2010. Adjusted EBITDA, excluding all non-cash items described below, was $68.6 million for the year ended December 31, 2010, compared to $96.4 million for the year ended December 31, 2009. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12.1 vessels during the year ended December 31, 2010, earning an average TCE rate of $25,911 per day, compared to an average of 12.0 vessels during the year ended December 31, 2009, earning an average TCE rate of $35,250 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the year ended December 31, 2010, were $33.9 million, or approximately $7,680 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $10.7 million of share-based compensation for the period. For the year ended December 31, 2009, total adjusted operating expenses were $31.0 million, or approximately $7,069 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $3.1 million of share-based compensation.

Year ended December 31, 2010 Non-cash Items

The Company’s results for the year ended December 31, 2010, included the following non-cash items:

▪

Non-cash revenue of $5.3 million and depreciation expense of $2.8 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel), respectively. These non-cash items contributed an aggregate of $2.5 million to net income, or $0.05 to basic and diluted earnings per share.

▪

Gain on sale of MV Blue Seas and MV Clean Seas of $0.5 million in the aggregate, or $0.01 per basic and diluted share.

▪

An unrealized gain from interest rate swaps of $2.9 million, or $0.06 per basic and diluted share, respectively.

▪

Non-cash expenses of $10.7 million, or $0.21 per basic and diluted share, relating to the amortization of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees and related to share based compensation to the management company.

In the aggregate, these non-cash items decreased net income by $4.8 million, which represents a $0.10 decrease in earnings per basic and diluted share, for the year ended December 31, 2010.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its fourth quarter and year ended December 31, 2010 results on March 2, 2011 at 10:00 am Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "Paragon."

A replay of the conference call will be available until March 9, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Paragon Shipping website (www.paragonship.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes and containers. The Company’s current fleet consists of eleven drybulk vessels with a total carrying capacity of 747,994 dwt and two containerships with a total carrying capacity of 6,852 TEU.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

- Tables Follow -

Updated Fleet List

The following tables represent our drybulk fleet and the newbuilding vessels that we have agreed to acquire, as well as our containership fleet as of March 1, 2011.

Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handymax
Crystal Seas	Handymax	43,222	1995
Total Handymax	1	43,222
Grand Total	11	747,994

Containership Fleet

Name	TEU	Dwt	Year Built
Box Voyager	3,426	42,650	2010
Box Trader	3,426	42,650	2010
Total	6,852	85,300

Newbuildings that we have agreed to acquire

Name	Type	Dwt	Expected Delivery
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Hull no. 622	Kamsarmax	82,000	2012
Hull no. 624	Kamsarmax	82,000	2012
Total Panamax	3	246,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handymax	4	148,800
Grand Total	7	394,800

Summary Fleet Data

	Quarter Ended December 31, 2009	Quarter Ended December 31, 2010
FLEET DATA
Average number of vessels (1)	12.0	13.1
Available days for fleet (2)	1,083	1,169
Calendar days for fleet (3)	1,104	1,208
Fleet utilization (4)	98%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	32,350	23,053
Time charter equivalent adjusted (5)	28,007	23,053
Vessel operating expenses (6)	4,720	4,585
Drydocking expenses (7)	568	486
Management fees adjusted (8)	848	989
General and administrative expenses adjusted (9)	3,561	2,861
Total vessel operating expenses adjusted (10)	9,697	8,921

	Year Ended December 31, 2009	Year Ended December 31, 2010
FLEET DATA
Average number of vessels (1)	12.0	12.1
Available days for fleet (2)	4,322	4,295
Calendar days for fleet (3)	4,380	4,419
Fleet utilization (4)	99%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	35,250	25,911
Time charter equivalent adjusted (5)	30,942	24,683
Vessel operating expenses (6)	4,574	4,520
Drydocking expenses (7)	163	596
Management fees adjusted (8)	822	920
General and administrative expenses adjusted (9)	1,510	1,644
Total vessel operating expenses adjusted (10)	7,069	7,680

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these adjustments provide additional information on the fleet operational results.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(8)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period and exclude share based compensation to the management company.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(10)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company have been excluded.

Time Charter Equivalents Reconciliation

(Expressed in United States Dollars)

	Quarter Ended December 31, 2009	Quarter Ended December 31, 2010
Time Charter Revenues	37,120,851	28,744,697
Less Voyage Expenses	(185,515)	(166,872)
Less Commission	(1,899,856)	(1,628,521)
Total Revenue, net of voyage expenses	35,035,480	26,949,304
Total available days	1,083	1,169
Time Charter Equivalent	32,350	23,053
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	37,120,851	28,744,697
Less Voyage Expenses	(185,515)	(166,872)
Less Commission	(1,899,856)	(1,628,521)
Total Revenue, net of voyage expenses	35,035,480	26,949,304
Less Amortization of Below Market Acquired Time Charters	(4,703,848)	-
Total Revenue, net of voyage expenses Adjusted	30,331,632	26,949,304
Total available days	1,083	1,169
Time Charter Equivalent Adjusted	28,007	23,053

	Year Ended December 31, 2009	Year Ended December 31, 2010
Time Charter Revenues	161,111,782	118,382,601
Less Voyage Expenses	(397,657)	(412,849)
Less Commission	(8,364,661)	(6,682,492)
Total Revenue, net of voyage expenses	152,349,464	111,287,260
Total available days	4,322	4,295
Time Charter Equivalent	35,250	25,911
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	161,111,782	118,382,601
Less Voyage Expenses	(397,657)	(412,849)
Less Commission	(8,364,661)	(6,682,492)
Total Revenue, net of voyage expenses	152,349,464	111,287,260
Less Amortization of Below Market Acquired Time Charters	(18,618,699)	(5,272,801)
Total Revenue, net of voyage expenses Adjusted	133,730,765	106,014,459
Total available days	4,322	4,295
Time Charter Equivalent Adjusted	30,942	24,683

PARAGON SHIPPING INC.

Condensed Cash Flow Information

(Expressed in United States Dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2010
Cash and Cash Equivalents, beginning of period	68,441,752	133,960,178
Cash provided by / (used in):
Operating Activities	80,406,754	60,613,801
Investing Activities	(40,500,000)	(142,151,113)
Financing Activities	25,611,672	(17,634,931)
Net increase / (decrease) in Cash and Cash Equivalents	65,518,426	(99,172,243)
Cash and Cash Equivalents, end of period	133,960,178	34,787,935

EBITDA Reconciliation (1)

(Expressed in United States Dollars)

	Quarter Ended December 31, 2009	Quarter Ended December 31, 2010
Net Income	12,700,593	2,297,481
Plus Net Interest expense	1,482,756	2,635,111
Plus Depreciation	8,210,208	8,949,138
EBITDA	22,393,557	13,881,730
Adjusted EBITDA Reconciliation
Net Income	12,700,593	2,297,481
Non-cash revenue, depreciation and write off due to below market acquired time charters	(4,557,042)	695,825
Vessel fair value gain	(654,570)	-
Profit on sale of vessel	-	(212,993)
Unrealized gain from interest rate swaps	(1,373,140)	(2,062,995)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	2,443,486	3,391,596
Adjusted Net Income	8,559,327	4,108,914
Plus Net Interest expense	1,482,756	2,635,111
Plus Depreciation (2)	7,514,383	8,253,313
Adjusted EBITDA	17,556,466	14,997,338

	Year Ended December 31, 2009	Year Ended December 31, 2010
Net Income	65,678,614	22,895,280
Plus Net Interest expense	10,329,279	9,913,808
Plus Depreciation	33,814,863	33,719,712
EBITDA	109,822,756	66,528,800
Adjusted EBITDA Reconciliation
Net Income	65,678,614	22,895,280
Non-cash revenue, depreciation and write off due to below market acquired time charters	(16,408,730)	(2,512,292)
Impairment loss	6,005,000	-
Profit on sale of vessel	-	(475,483)
Unrealized gain from interest rate swaps	(3,367,354)	(2,872,337)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	3,101,691	10,687,663
Adjusted Net Income	55,009,221	27,722,831
Plus Net Interest expense	10,329,279	9,913,808
Plus Depreciation (2)	31,055,875	30,959,203
Adjusted EBITDA	96,394,375	68,595,842

(1)

Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)

Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended December 31, 2009	Quarter Ended December 31, 2010
Net Income	12,700,593	2,297,481
Income attributable to non-vested share awards	(571,819)	(104,912)
Net Income available to common shareholders	12,128,774	2,192,569
Weighted average number of Class A common shares basic and diluted	47,547,627	50,796,008
Earnings per Class A common shares basic and diluted	0.26	0.04
Reconciliation of Net Income to Adjusted Net Income
Net Income	12,700,593	2,297,481
Non-cash revenue, depreciation and write off due to below market acquired time charters	(4,557,042)	695,825
Vessel fair value gain	(654,570)	-
Profit on sale of vessel	-	(212,993)
Unrealized gain from interest rate swaps	(1,373,140)	(2,062,995)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	2,443,486	3,391,596
Adjusted Net Income	8,559,327	4,108,914
Income attributable to non-vested share awards	(385,367)	(187,629)
Adjusted Net Income available to common shareholders	8,173,960	3,921,285
Weighted average number of common shares basic and diluted	47,547,627	50,796,008
Adjusted earnings per share basic and diluted(1)	0.17	0.08

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Year Ended December 31, 2009	Year Ended December 31, 2010
Net Income	65,678,614	22,895,280
Income attributable to non-vested share awards	(1,278,992)	(849,650)
Net Income available to common shareholders	64,399,622	22,045,630
Weighted average number of Class A common shares basic and diluted	38,026,523	49,812,716
Earnings per Class A common shares basic and diluted	1.69	0.44
Reconciliation of Net Income to Adjusted Net Income
Net Income	65,678,614	22,895,280
Non-cash revenue, depreciation and write off due to below market acquired time charters	(16,408,730)	(2,512,294)
Impairment loss	6,005,000	-
Profit on sale of vessel	-	(475,483)
Unrealized gain from interest rate swaps	(3,367,354)	(2,872,337)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	3,101,691	10,687,663
Adjusted Net Income	55,009,221	27,722,829
Income attributable to non-vested share awards	(1,071,222)	(1,028,802)
Adjusted Net Income available to common shareholders	53,937,999	26,694,027
Weighted average number of common shares basic and diluted	38,026,523	49,812,716
Adjusted earnings per share basic and diluted(1)	1.42	0.54

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2009 and December 31, 2010
(Expressed in United States Dollars)
	December 31, 2009	December 31, 2010
Assets
Current assets
Cash and cash equivalents	133,960,178	34,787,935
Restricted cash	31,000,000	14,990,000
Assets held for sale	18,050,402	-
Trade receivables (net)	2,187,039	1,087,304
Other receivables	2,233,809	1,464,051
Prepaid expenses	464,804	528,475
Due from management company	1,231,879	1,579,192
Inventories	921,325	1,066,321
Total current assets	190,049,436	55,503,278
Fixed assets
Vessels, net	604,732,557	695,148,227
Advances for vessels under construction	-	58,460,129
Other fixed assets, net	51,718	231,745
Total fixed assets, net	604,784,275	753,840,101
Other assets	1,380,577	1,922,631
Restricted cash	15,510,000	10,010,000
Other long-term receivables	968,560	-
Total Assets	812,692,848	821,276,010
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $17,300
and $44,625 as of December 31, 2009 and 2010 respectively)	1,951,695	1,939,685
Accrued expenses	2,416,524	2,230,475
Interest rate swaps	6,820,289	3,881,173
Deferred income	3,701,832	2,083,034
Current portion of long-term debt	39,200,000	35,077,988
Liability associated with vessel held for sale	24,900,000	-
Total current liabilities	78,990,340	45,212,355
Long-Term Liabilities
Long-term debt	270,235,000	282,757,012
Deferred income	461,390	1,300,699
Interest rate swaps	1,467,499	1,534,277
Below market acquired time charters	5,272,801	-
Total long-term liabilities	277,436,690	285,591,988
Total Liabilities	356,427,030	330,804,343
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued,
none outstanding at December 31, 2009 and 2010, respectively	-	-
Class A common shares, $0.001 par value; 120,000,000 and 750,000,000 authorized at December 31, 2009 and 2010 respectively; 51,189,033 and
55,870,299 issued and outstanding at December 31, 2009 and 2010, respectively	51,189	55,870
Class B common shares, $0.001 par value; 5,000,000 authorized
none issued and outstanding at December 31, 2009 and 2010, respectively	-	-
Additional paid-in capital	408,619,010	430,339,354
Retained earnings	47,595,619	60,076,443
Total shareholders' equity	456,265,818	490,471,667
Total Liabilities and Shareholders' Equity	812,692,848	821,276,010

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the three months ended December 31, 2009 and 2010
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	December 31, 2009	December 31, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $4,703,848 and $0 for the
three months ended December 31, 2009 and 2010, respectively)	37,120,851	28,744,697
Less: commissions (including related party commissions of $433,030 and
$366,494 for the three months ended December 31, 2009
and 2010, respectively)	1,899,856	1,628,521
Net Revenue	35,220,995	27,116,176
Expenses / (Income)
Voyage expenses	185,515	166,872
Vessels operating expenses (including expenses charged by a
related party of $49,800 and $82,733 for the three months ended
December 31, 2009 and 2010, respectively)	5,210,933	5,539,101
Dry-docking expenses	627,230	586,802
Management fees charged by a related party (including share
based compensation of $762,732 and $226,459 for the three months ended
December 31, 2009 and 2010, respectively)	1,699,244	1,420,535
Depreciation	8,210,208	8,949,138
General and administrative expenses (including share
based compensation of $1,680,754 and $3,165,137 for the three months ended
December 31, 2009 and 2010, respectively)	5,611,591	6,621,259
Vessel fair value gain	(654,570)	-
Gain on sale of assets	-	(212,993)
Gain from vessel early redelivery	(549,019)	-
Operating Income	14,879,863	4,045,462

Other Income / (Expenses)
Interest and finance costs	(1,971,147)	(2,667,205)
(Loss)/gain on derivatives	(690,507)	913,457
Interest income	488,391	32,094
Foreign currency loss	(6,007)	(26,327)
Total Other Expenses, net	(2,179,270)	(1,747,981)
Net Income	12,700,593	2,297,481

Earnings per Class A common share, basic and diluted	$ 0.26	$ 0.04

Weighted average number of Class A common shares, basic and diluted	47,547,627	50,796,008

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the year ended December 31, 2009 and 2010
(Expressed in United States Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $18,618,699 and $5,272,801 for the
year ended December 31, 2009 and 2010, respectively)	161,111,782	118,382,601
Less: commissions (including related party commissions of $1,776,959 and
$1,427,823 for the year ended December 31, 2009
and 2010, respectively)	8,364,661	6,682,492
Net Revenue	152,747,121	111,700,109
Expenses / (Income)
Voyage expenses	397,657	412,849
Vessels operating expenses (including expenses charged by a
related party of $194,900 and $324,061 for the year ended
December 31, 2009 and 2010, respectively)	20,034,664	19,974,806
Dry-docking expenses	715,308	2,632,479
Management fees charged by a related party (including share
based compensation of $762,732 and $226,459 for the year ended
December 31, 2009 and 2010, respectively)	4,362,908	4,292,291
Depreciation	33,814,863	33,719,712
General and administrative expenses (including share
based compensation of $2,338,959 and $10,461,204 for the year ended
December 31, 2009 and 2010, respectively)	8,949,096	17,723,987
Impairment loss	6,005,000	-
Gain on sale of assets / vessel acquisition option	-	(1,064,023)
Gain on vessel early redelivery	(800,874)	(113,338)
Operating Income	79,268,499	34,121,346
Other Income / (Expenses)
Interest and finance costs	(11,379,241)	(10,234,928)
Loss on derivatives	(3,239,236)	(2,611,920)
Interest income	1,049,962	321,120
Foreign currency (loss)/gain	(21,370)	1,299,662
Total Other Expenses, net	(13,589,885)	(11,226,066)
Net Income	65,678,614	22,895,280

Earnings per Class A common share, basic and diluted	$ 1.69	$ 0.44

Weighted average number of Class A common shares, basic and diluted	38,026,523	49,812,716

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
For the year ended December 31, 2009 and 2010
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
				(Accumulated
			Additional	Deficit) /
	Number of	Par	Paid-in	Retained
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	24,051,518	24,051	90,103,519		90,127,570
Cancellation of restricted Class A common shares	(1,000)	(1)	1
Dividends declared (0.20 per share)				(7,971,645)	(7,971,645)
Net Income				65,678,614	65,678,614
Balance December 31, 2009	51,189,033	51,189	408,619,010	47,595,619	456,265,818

Issuance of Class A common shares, and share based compensation	4,689,700	4,689	21,720,336		21,725,025
Cancellation of restricted Class A common shares	(8,434)	(8)	8
Dividends declared (0.20 per share)				(10,414,456)	(10,414,456)
Net Income				22,895,280	22,895,280
Balance December 31, 2010	55,870,299	55,870	430,339,354	60,076,443	490,471,667

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the year ended December 31, 2009 and 2010
(Expressed in United States Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2010

Cash flows from operating activities
Net Income	65,678,614	22,895,280
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	33,814,863	33,719,712
Impairment loss	6,005,000	-
Profit on sale of assets / vessel acquisition option	-	(1,064,023)
Amortization of below and above market acquired time charters*.	(18,618,699)	(5,272,801)
Amortization of financing costs	970,327	907,310
Gain on vessel early redelivery	(549,019)	-
Share based compensation	3,101,690	10,687,663
Unrealized gain on interest rate swaps	(3,367,354)	(2,872,337)
Changes in assets and liabilities
Trade receivables (net)	(1,814,074)	1,099,735
Other receivables	(1,024,579)	769,758
Prepaid expenses	(85,664)	(63,671)
Inventories	(407,992)	(144,996)
Due from management company	(245,919)	(347,313)
Other long term receivables	(893,800)	968,560
Trade accounts payable	(638,818)	(12,010)
Accrued expenses	(1,952,758)	122,423
Deferred income	434,936	(779,489)
Net cash from operating activities	80,406,754	60,613,801
Cash flow from Investing Activities
Net proceeds from sale of assets / vessel acquisition option	-	41,556,934
Acquisition of vessels and capital expenditures	-	(146,551,672)
Payments for vessels under construction	-	(58,460,129)
Other fixed assets	-	(206,246)
Release of restricted cash	-	23,010,000
Increase in restricted cash	(40,500,000)	(1,500,000)
Net cash used in investing activities	(40,500,000)	(142,151,113)
Cash flows from financing activities
Proceeds from long-term debt	30,000,000	70,000,000
Repayment of long-term debt	(83,150,000)	(86,500,000)
Payment of financing costs	(292,563)	(1,648,201)
Proceeds from the issuance of Class A common shares (net)	87,025,880	10,927,726
Dividends paid	(7,971,645)	(10,414,456)
Net cash from / (used in) financing activities	25,611,672	(17,634,931)
Net increase / (decrease) in cash and cash equivalents	65,518,426	(99,172,243)
Cash and cash equivalents at the beginning of the period	68,441,752	133,960,178
Cash and cash equivalents at the end of the period	133,960,178	34,787,935
Supplemental disclosure of cash flow information
Cash paid during the period for interest	11,961,768	8,745,571
Non cash financing activities	270,353	167,737